Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 000-26035


                        TESTIMONY OF EDDY W. HARTENSTEIN
                      Chairman and Chief Executive Officer
                                  DIRECTV, Inc.
                                   before the
               Subcommittee on Telecommunications and the Internet
                                     of the
                        Committee on Energy and Commerce
                          U.S. House of Representatives
                                       on
                  The Status of Competition in the MultiChannel
                   Video Programming Distribution Marketplace
                                December 4, 2001

         Chairman Upton, Mr. Markey, and members of the Subcommittee, thank you for inviting me to appear before you today. I appreciate the opportunity to present our views on the status of competition in the multichannel video programming distribution (MVPD) marketplace and to discuss our proposed merger with EchoStar.

         The last time DIRECTV appeared before this Subcommittee in April 1998, we had been in business for three and three-quarter years and had 3.45 million subscribers nationwide. Today, having celebrated our seventh anniversary this summer, we have more than 10.3 million customers.(1)

         We are offering local network stations in 41 major metropolitan markets (see Attachment A) which represent more than 61 percent of the television households in the country. Just eight days ago, we successfully launched a new high-power spot beam satellite. The DIRECTV 4S satellite will enable us to make the most efficient use of our existing capacity in order to meet the must carry obligation imposed by the Satellite Home Viewer Improvement Act (SHVIA) in all 41 markets.

--------
1 Of the 10.3 million DIRECTV subscribers, 1.8 million are served through the National Rural Telecommunications Cooperative (NRTC) and its members and affiliates.

         Given the success we have had over the last seven years, you might ask why we feel that it is important to combine our business with EchoStar's Dish Network to enable us to offer consumers a stronger competitive alternative to the market dominant cable operators. There were a number of developments and challenges in the MVPD marketplace that motivated our decision.

o Cable television still is the dominant technology for the delivery of video programming to consumers. Eighty percent of all subscribers to multichannel video services receive their programming from a franchised cable operator,(2) while DBS subscribers still represent only 17 percent of all MVPD subscribers.(3)

o The cable multiple system operators (MSOs) have engaged in regional clustering, mergers and trades.(4) The result of this consolidation is that the ten largest cable operators now serve close to 90 percent of all U.S. cable subscribers.(5) This consolidation has strengthened cable's ability to compete by lowering operating and programming costs and facilitating the provision of related services, such as cable modem service and telephony.(6)

o Digital cable has become widely available.(7) Before the advent of digital cable, DBS providers had a distinct advantage over analog cable in terms of picture quality and channel capacity. Today, where digital cable is available, consumers believe that

----------
2 Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Seventh Annual Report, CS Docket No. 00-132, FCC 01-1, P. 5 (released Jan. 8, 2001).
3 Cable Industry Outlook, Deutsche Banc Alex Brown at 32 (Sept. 6, 2001).
4 Seventh Annual Report atP.P. 15, 35.
5 Id.P. 15.
6 Id.
7 Id.P.P. 17, 41; see Cable Industry Outlook, Deutsche Banc Alex Brown at 16 (89.271 million digital-ready homes at the end of the second quarter of 2001).

the picture quality and programming choices offered by cable and DBS are essentially the same.

o Cable has aggressively launched cable modem service, and is able to offer an attractive bundled video/high-speed Internet access product to consumers(8) that neither DIRECTV nor EchoStar can match today.

o Finally, the advent of the must carry deadline has caused us to re-examine the issue of DBS spectrum constraints. Unlike cable, DBS has bandwidth limitations that constrain growth in service offerings. Today, EchoStar and DIRECTV each carry more than 200 identical national channels of entertainment, news and sports programming, as well as more than 140 identical local broadcast stations in 35 markets. After must carry takes effect on January 1, 2002, the two companies will be required to carry a total of more than 300 identical local broadcast stations, while still serving just those 35 markets.

         It became clear to us that the most efficient use of the limited DBS spectrum could be achieved by a merger of EchoStar and DIRECTV. Channels will need to be broadcast once, instead of twice, to reach all consumers. This will enable the transmission to consumers of additional programming that cannot be delivered today - local channels in about 100 metropolitan areas, a wider variety of programming, up to 12 HDTV channels, new interactive services, more foreign language programming like the DIRECTV PARA TODOS(TM) Spanish-language service we offer today, more pay-per-view options and improved service to Alaska and Hawaii.



----------
8 Seventh Annual Report atP.P. 11, 48-49.

         It was these market realities that convinced our parent companies, Hughes Electronics and General Motors, and us that a merger with EchoStar would be both pro-competitive and pro-consumer. We are committed to working with both the FCC and the Department of Justice as they evaluate the merger. In the end, we hope both agencies conclude, as we did, that the combined company will be able to provide a greater variety of services and better value to urban, suburban and rural consumers alike. This will make us a much stronger competitor to cable in the MVPD market and bring the benefits of this robust competition to the more than 67 million cable subscribers,(9) as well as to our own customers.

         During the pendancy of the merger, we will continue to operate as separate companies. We are continuing to attract new subscribers, and to provide our existing customers with the same high quality service they have come to expect.

         Let me turn to a couple of other issues. Several statutory and regulatory obstacles are inhibiting our ability to compete with local cable operators.

         Extension of the Program Access Law's Prohibition on Cable Exclusive Contracts

         As I have said on many occasions, without Congress' passage of the program access provision of the 1992 Cable Act, I would not be here before you today. That provision allows cable's competitors to gain access to cable-affiliated programming, such as CNN, Headline News, HBO, and Discovery Channel. Without this programming, we cannot compete. This was true in 1992 when the program access law was passed, and remains true today.(10)

----------
9 Id.P. 7.
10 Id.P. 15 ("In 2000, one or more of the top five cable MSOs held an ownership interest in each of 99 vertically integrated national programming services.")

         The program access provision prohibiting exclusive contracts between cable operators and vertically-integrated programmers is scheduled to expire in October of next year, unless the FCC finds, in a proceeding it began last month, that the provision continues to be necessary to "preserve and protect competition and diversity in the distribution of video programming."11 Using recent events as a likely indicator of future cable industry behavior, I can predict with some confidence that this provision of the program access law will continue to be necessary to protect competition after 2002, and to ensure that subscribers to video services other than cable continue to receive the programming they've been enjoying for some time now.

         In particular, Comcast, the nation's third largest cable operator, has refused to negotiate with DIRECTV or EchoStar for carriage of Comcast SportsNet, the Philadelphia-area regional sports network. Comcast's action has disenfranchised tens of thousands of Philadelphia-area DIRECTV subscribers and hundreds of thousands of other DIRECTV subscribers who enjoy out-of-market sports. Comcast has used what it perceives to be a "loophole" in the exclusivity prohibition provision of the program access law, claiming that because it has chosen to distribute Comcast SportsNet using terrestrial rather than satellite facilities it does not have to make the regional sports network available to its DBS competitors.

         DIRECTV's experience with Comcast SportsNet is not an isolated one. There is every indication that other cable operators are contemplating similar strategies given the regional clustering to attempt to evade the exclusivity prohibition of the program access law, particularly with regard to regional sports networks. Thus, it is our hope that the

----------
11 47 U.S.C.ss.548(c)(2)(D).

FCC will conclude that the cable exclusivity prohibition continues to be necessary, and that Congress will consider tightening the law to ensure that cable operators cannot evade the law simply by delivering programming by terrestrial means instead of via satellite, as Comcast is attempting to do. The law should be revised to cover programming owned by cable operators, no matter the delivery mechanism they choose.

         Improved Access for MDU Residents
         ---------------------------------

         Our penetration rates in apartment buildings, condominiums, and other multiple dwelling units (MDUs) continue to lag behind our single-family home rates. The FCC has not yet taken full advantage of the preemptive authority Congress intended to convey in the 1992 Cable Act with respect to restrictive covenants and other impediments, including exclusive, long-term cable contracts, that prevent both MDU owners and renters who do not have exclusive use of areas suitable for antenna installation from subscribing to alternative video services such as DIRECTV. For years, DIRECTV has urged the Commission to amend its rules to require landlords, condominium associations, and other homeowner groups to provide access to at least two multichannel video services to residents who do not have exclusive use of areas suitable for antenna installation. I do not believe Congress ever intended to discriminate against residents of multiple dwelling units (MDUs) by depriving them of the benefits of competition available to single-family homeowners, and we would ask Congress to help rectify this situation.

         Ill-Advised Spectrum Sharing Proposals
         --------------------------------------

         All of our efforts to bring a robust competitive alternative to cable to the marketplace will be undermined if the primary spectrum used by DBS operators to downlink programming to subscribers across the United States is invaded by terrestrial wireless point-to-multipoint services such as those proposed by Northpoint Technology. One of the top reasons consumers switch from cable to DBS is the pristine and reliable signal of DBS. Millions of U.S. consumers who use and rely upon the DBS service could see increased interference in the form of longer and more frequent service outages if a mass market fixed wireless service is introduced into the DBS band. Today's happy customers could easily become tomorrow's unhappy constituents if, as a result of an ill-considered government action, they begin to see increased service interruptions.

         Let me assure you that our opposition to the deployment of a terrestrial service in the DBS band has nothing to do with fear of facing another competitor. We compete every day against the cable giants, so it's ridiculous to say that we're afraid of competition. And we will compete against these proposed terrestrial services if they're properly located in a different spectrum band, such as the immediately adjacent Cable Television Relay Service
(CARS) band or the band used by the Instructional Television Fixed Service
(ITFS) and Multichanel Multipoint Distribution Service (MMDS), as we suggested in the FCC filing we made yesterday. Our only concern is protecting the level of service our customers have come to expect and which we have spent hundreds of millions of dollars to ensure. The extensive efforts Congress has undertaken to increase cable competition will be undermined if the FCC allows the spectrum intended for DBS use to be shared with terrestrial fixed wireless services.

         Before I conclude, I wanted to let you know about an exciting initiative we've recently undertaken. As a company, we believe in public service. That is why we launched DIRECTV GOES TO SCHOOL(TM), a public service initiative that provides public and private schools around the country with free access to our SCHOOL CHOICE(TM) programming package. Participating schools receive more than 60 channels of educational programming, including such networks as CNN, Discovery Channel, The History Channel, A&E, The Learning Channel, and of course, C-SPAN, which teachers can use to enhance their lesson plans. In addition, we provide free-of-charge to participating schools special issues of DIRECTV--The Guide(TM), which includes feature articles on the educational programming offered in the SCHOOL CHOICE package. The program is available to schools in all 50 states and the District of Columbia.

         Conclusion
         ----------

         As I mentioned at the outset, there have been significant changes in the MVPD market in the three years since we last appeared before this Subcommittee. We think the next step in the evolution of the MVPD market is the approval of the pro-competitive merger of DIRECTV and EchoStar's DISH Network, as well as the extension of the program access law's prohibition on exclusive cable contracts.

         I appreciate the opportunity to share my views.

                                  ATTACHMENT A


DIRECTV customers in the following metropolitan markets can receive local broadcast channels:

o Atlanta                     o Houston                 o Raleigh/Durham
o Austin                      o Indianapolis            o Sacramento/Stockton/Modesto
o Baltimore                   o Kansas City             o Salt Lake City
o Birmingham                  o Los Angeles             o San Antonio
o Boston                      o Memphis                 o San Diego
o Charlotte                   o Miami/Ft. Lauderdale    o San Francisco/Oakland/San Jose
o Chicago                     o Milwaukee               o Seattle/Tacoma
o Cincinnati                  o Minneapolis/St. Paul    o St. Louis
o Cleveland                   o Nashville               o Tampa/St. Petersburg
o Columbus                    o New York                o Washington, D.C.
o Dallas/Ft. Worth            o Orlando/Daytona         o  West Palm Beach
o Denver                      o Philadelphia
o Detroit                     o Phoenix
o Greensboro                  o Pittsburgh
o Greenville/Spartanburg      o Portland

                                                                    DIRECTV LOGO

                                EXECUTIVE PROFILE
                               EDDY W. HARTENSTEIN
                      Chairman and Chief Executive Officer
                                  DIRECTV, INC.

         Eddy W. Hartenstein is chairman and chief executive officer (CEO) of DIRECTV, Inc., and corporate senior executive vice president of Hughes Electronics Corporation. Hartenstein is responsible for the strategic planning of DIRECTV, the nation's leading direct broadcast satellite service, DIRECTV Latin America and DIRECTV Broadband. Hartenstein is also a member of the HUGHES Executive Committee.

         Prior to his position as chairman and CEO, Hartenstein was president of DIRECTV, Inc., which is based in El Segundo, Calif., and is a unit of HUGHES. Hartenstein headed DIRECTV since its inception in 1990 and was responsible for assembling the DIRECTV management team and guiding its strategic efforts to develop the business infrastructure necessary to launch the United States' premier direct-to-home entertainment distribution service. DIRECTV, which now reaches more than 10.3 million customers nationwide, has also been awarded three technical Emmy Awards for its contributions to digital broadcast satellite technology.

         From 1987 through 1990, Hartenstein was senior vice president of Hughes Communications, Inc. In that capacity, he was responsible for leading Hughes' acquisition and development of its fleet of Ku-band satellites.

         Between 1984 and 1987, Hartenstein served as president of Equatorial Communications Services Company in Mountain View, Calif., now a division of GTE. Equatorial provided nationwide telephony and data distribution services for a
variety of Fortune 100 companies.                                       More...

         Prior to joining Equatorial, Hartenstein was vice president of Hughes Communications, from 1981 to 1984. In that position, he directed the marketing and development of the original Galaxy satellite fleet, serving the broadcast television and cable programming industries.

         Hartenstein joined Hughes Aircraft Company in 1972. Before transferring to Hughes Communications in 1981, he held a succession of engineering, operations, and program management positions at Hughes Space and Communications Company and NASA's Jet Propulsion Laboratory.

         Hartenstein received bachelor's degrees in Aerospace Engineering and Mathematics from California State Polytechnic University, Pomona in 1971 and 1972, respectively. He received an M.S. degree in Applied Physics from Cal Tech in 1974 while a Hughes Aircraft Company Masters Fellow. Hartenstein sits on the board of directors for Thomson Multimedia and the Consumer Electronics Association, and is a member of the executive committee of the Satellite Broadcasting & Communications Association (SBCA). He was also recently inducted into the National Academy of Engineering (NAE) Class of 2001.

Updated:  November 2001

                     House Committee on Energy and Commerce
              Witness Disclosure Requirement - "Truth in Testimony"
                     Required by House Rule XI, Clause 2(g)

=============================================================================================================
Your Name:        EDDY W. HARTENSTEIN
-------------------------------------------------------------------------------------- ---------- -----------
1.  Are you testifying on behalf of a Federal, State or Local Government entity?          Yes         No
                                                                                [Mr. Hartenstein circled "No"]
-------------------------------------------------------------------------------------- ---------- -----------
2.  Are you testifying on behalf of an entity other than a Government entity?             Yes         No
                                                                               [Mr. Hartenstein circled "Yes"]
-------------------------------------------------------------------------------------------------------------
3. Please list any federal grants or contracts (including subgrants or subcontracts) which you have received since October 1, 1999:
         NONE
-------------------------------------------------------------------------------------------------------------
4.  Other than yourself, please list what entity or entities you are representing:
         DIRECTV, Inc.
         Hughes Electronics Corporation
-------------------------------------------------------------------------------------------------------------
5. If your answer to question number 2 is yes, please list any offices or elected positions held or briefly describe your representational capacity with the entities disclosed in question number 4:
         Chairman and CEO, DIRECTV, Inc.
         Corporate Senior Executive Vice President, Hughes Electronics Corporation
-------------------------------------------------------------------------------------- ---------- -----------
6.  If your answer to question number 2 is yes, do any of the entities disclosed in       Yes         No
question number 4 have parent organizations, subsidiaries, or partnerships to the entities for whom you are not representing?
                                                                                [Mr. Hartenstein circled "No"]
-------------------------------------------------------------------------------------------------------------
7. If the answer to question number 2 is yes, please list any federal grants or contracts (including subgrants or subcontracts) which were received by the entities listed under question 4 since October 1, 1999, which exceed 10% of the entities revenue in the year received, including the source and amount of each grant or contract to be listed:
         NONE
=============================================================================================================

Signature:        /s/  Eddy W. Hartenstein           Date:    December 4, 2001
           ---------------------------------               ---------------------

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.












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